Pricing Supplement Dated September 15, 2008 (To Prospectus Supplement Dated August 23, 2006 and Prospectus Dated July 17, 2006)	Rule 424(b)(3) File No. 333-135813 Pricing Supplement No. 2008-B3

GENERAL ELECTRIC CAPITAL CORPORATION

GE Interest Plus for Businesses

Variable Denomination Floating Rate Notes

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Interest Rate:	Rate 3.10%	Yield 3.14%
Effective Dates:

September 15, 2008 until such time as a different rate is determined by the GE Interest Plus Committee. Information on current interest rates is available by calling 888-674-4138, 24 hours a day, seven days a week.

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The rate for GE Interest Plus for Businesses Notes is separate and distinct from rates established for GE Interest Plus, which is offered only to individual investors.

Additional Information:

Maximum Total Investment

The GE Interest Plus Committee has established a maximum total investment for any one business investor of $5 Million. Your total investment is limited to a maximum, currently $5,000,000. If the amount of your investment exceeds the maximum, we may notify you in writing that we intend to redeem the amount of your investment in excess of $5 Million. You will then have 30 days to redeem the excess portion of your investment. If you do not do so within a 30-day period, we will redeem the amount we have specified and mail a check to the registered holder of the Notes, less any tax withholding, if applicable. Interest on the redeemed amount shall cease to accrue on and after the effective date of the redemption.

Agent Bank

The agent bank for GE Interest Plus was Sky Bank, a subsidiary of Huntington Bancshares Inc. (HBI). Effective September 21, 2007, Sky Bank merged with The Huntington National Bank, another wholly owned subsidiary of HBI. As a result, the agent bank for GE Interest Plus is now The Huntington National Bank.

THE COMPANY

At June 30, 2008, the Company had outstanding indebtedness totaling $539.76 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at June 30, 2008, excluding subordinated notes payable after one year, was equal to $528.55 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:
Year Ended December 31,					Six Months ended June 30,
2003	2004	2005	2006	2007	2008
1.73	1.83	1.67	1.63	1.56	1.43

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Company believes is a reasonable approximation of the interest factor of such rentals.